

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2011

VIA FACSIMILE
Mr. Stuart Rogers
President and Chief Executive Officer
Max Resource Corp.
2300 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2 Canada

> **Re: Max Resource Corp.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed June 28, 2011**
> **File No. 000-30780**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Controls and Procedures, page 80

Management's Annual Report on Internal Control over Financial Reporting, page 80

1. We note management has concluded that as of the fiscal year ended December 31, 2009, there were no deficiencies considered to be material weaknesses. Please revise your disclosure to clearly state whether management concluded internal controls over financial reporting were effective. In addition, please correct the date to state whether management concluded internal controls were effective as of December 31, 2010.

Changes in Internal Control over Financial Reporting, page 82

2. We note your statement that there were no *significant* changes in your internal control over financial reporting. Please comply with Item 15(d) of Form 20-F, which requires

that you disclose *any* change in your *internal control over financial reporting* that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15, that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 12.1 and 12.2

3.   In future filings, please omit your officers' titles from the first line of the certifications.

Exhibit 13.1

4.   We note your officers' certifications filed as Exhibit 13.1 reference your annual report for the period ended *November 30*, 2010, rather than the period ended *December 31*, 2010. Please file a full amendment to your annual report on Form 20-F to include proper certifications. Such amendment should include newly executed officer certifications, including those required by Instruction 12 to Item 19 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief